APPLIED NEUROSOLUTIONS, INC.
50 Lakeview Parkway, Suite 111
Vernon Hills, IL  60061

December 19, 2006

Via EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                                    Re:       Applied NeuroSolutions, Inc. (the “Company”),
Form 10-KSB for the Fiscal Year
Ended December 31, 2005
File No. 1-13835

Dear Mr. Rosenberg:

In response to a telephone conversation between our legal counsel, William Dauber, and a Senior Staff Accountant, Mark Brunhofer, on December 15, 2006 regarding the Company’s written responses to your letter dated November 3, 2006 addressed to David Ellison, the Company’s Chief Financial Officer, the Company hereby represents to the Staff that with respect to the Company’s upcoming annual report on Form 10-KSB for the year ending December 31, 2006 and all of the Company’s future filings with the Commission, the Company shall undertake to:

1.         Continue to identify options granted outside of the Company’s stock option plan;
2.         Modify its disclosure to clearly indicate that options granted outside of the Company’s stock option plan do not need stockholder approval under Delaware law; and
3.         Indicate it’s accounting for the approximately 3.6 million options that were cancelled in 2006 and why such options were cancelled when they would appear to be validly issued under Delaware law.

Sincerely,

                                                                        /s/ David Ellison
                                                                         David Ellison
Chief Financial Officer